Assisted 4 Living, Inc.

2382 Bartek Place

North Port, FL 34289

October 29, 2018

Attn: Pamela Howell, Special Counsel

Division of Corporation Finance Office of Beverages, Apparel and Mining

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Assisted 4 Living, Inc.
Amended Registration Statement on Form S-1 Filed October 19, 2018 File No. 333-226979

Ladies and Gentlemen:

Please consider this as our request to accelerate the effective date of the above-referenced registration statement for Assisted 4 Living, Inc. (the “Company”). We request that the registration statement be made effective as of November 1, 2018, at 5:00 p.m. EST, or as soon thereafter as possible.

The Company acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

The Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

The Company acknowledges that it may to assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Assisted 4 Living, Inc.

/s/ Romulus Barr

Romulus Barr

Chief Executive Officer